UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM SD

SPECIALIZED DISCLOSURE REPORT

TRIMBLE INC.
(Exact name of registrant as specified in its charter)

Delaware	001-14845	94-2802192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

935 Stewart Drive
Sunnyvale, CA 94085
(Address of principal executive offices)

James A. Kirkland
Senior Vice President, General Counsel and Secretary
(408) 481-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
A copy of Trimble Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 to this Report and is available at the following address:
http://www.trimble.com/Corporate/Compliance/compliance_resources.aspx
Section 2 - Exhibits
Item 2.0.1 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRIMBLE INC.
/s/ JAMES A. KIRKLAND
By:	James A. Kirkland, Senior Vice President, General Counsel and Secretary
Date:	May 29, 2020